EXHIBIT 99.3

Deloille & Touche LLP 1 Place Ville Marie Suite 3000 Montreal QC H3B 4T9 Canada Tel: 514-393-5451 Fax: 514-390-4113 www.deloitte.ca

October 16, 2009

To the various Securities Commissions and
similar regulatory authorities in Canada:
Autorite des marches financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Department of Government Services, Consumer & Commercial Affairs Branch
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office, Consumer, Corporate and Insurance Services Division,
Office of the Attorney General
Saskatchewan Financial Services Commission
Registrar of Securities, Yukon Territory
Securities Registry Northwest Territories
Registrar of Securities, Nunavut Territory

Subject :	CGI Group Inc. (the "Company")
National Instrument 51-102 — Change of Auditors of a Reporting Issuer

Dear Sirs/Madam:

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated September 30, 2009 delivered to us by the Company.

Pursuant to subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, please accept this letter as confirmation of Deloitte & T.ouche LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with the information and each of the statements contained therein.

Yours truly,

/s/ Deloitte & Touche (1) LLP

' Chartered accountant auditor permit No. 17046

cc: Mr. R. David Anderson, Executive Vice-President and Chief Financial Officer - CGI Group Inc,